Exhibit 12(b)

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Year ended December 31
	2015	2014	2013	2012	2011
FIXED CHARGES
Interest expense	$60.2	$53.4	$58.9	$59.2	$64.0
Facility and equipment rental	1.6	1.6	1.5	1.5	1.9

TOTAL FIXED CHARGES	$61.8	$55.0	$60.4	$60.7	$65.9

EARNINGS
Income before income taxes	$182.2	$175.0	$159.4	$133.6	$112.4
Depreciation	246.6	232.3	210.0	180.6	148.1

	428.8	407.3	369.4	314.2	260.5

FIXED CHARGES	61.8	55.0	60.4	60.7	65.9

EARNINGS AS DEFINED	$490.6	$462.3	$429.8	$374.9	$326.4

RATIO OF EARNINGS TO FIXED CHARGES	7.94x	8.41x	7.12x	6.18x	4.95x